JOHNSON

RICE &

COMPANY

L.L.C.

INVESTMENT SECURITIES

December 9, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Mr. H. Roger Schwall

Re:	Sanchez Energy Corporation (the “Company”)
Registration Statement on Form S-1, as amended
File No. 333-176613

Dear Mr. Schwall:

As the representative of the several underwriters of the Company’s proposed public offering of up to 11,500,000 shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 2:00PM, Eastern Time on December 13, 2011, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we and the other underwriters have effected the following distribution of the Company’s Preliminary Prospectus dated December 2, 2011, through the date hereof:

Preliminary Prospectus dated December 2, 2011:

3,500 copies were distributed to prospective underwriters, institutional investors, dealers and others as follows: 500 to prospective underwriters, 2,500 to institutional investors, 100 to dealers and 400 to retail investors.

The undersigned advises that it has complied and will continue to comply, and we have been informed by participating underwriters that they have complied and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Johnson Rice & Company L.L.C.

/s/ Joshua C. Cummings

Joshua C. Cummings Equity Member